May 26, 2020

QTA: TSX VENTURE

QTRRF: OTCQB International

NR-03-20

QUATERRA FILES TECHNICAL REPORT ON GROUNDHOG
COPPER-GOLD PROSPECT, ALASKA

VANCOUVER, B.C. - Quaterra Resources Inc. ("Quaterra" or the "Company") today announced it has filed an independent technical report on the exploration and prospects of the Groundhog copper-gold prospect, a 54,880-acre property situated on an established copper-gold porphyry belt 300 kilometers southwest of Anchorage, Alaska.

The report ("Technical Report on the Groundhog Project", dated May 13, 2020) was prepared by Nicholas Van Wyck, Ph.D., of Sisyphus Consulting, Anchorage, Alaska in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). The report supports the Company's assessment of the Groundhog prospect as a possible copper-gold porphyry system hosting mineralization similar to the large Pebble project, and provides the path for exploration going forward.

"Its close proximity to the Pebble copper-gold porphyry deposit and presence on the project of geologically correlative units means that Groundhog has excellent potential to host similar mineralization," says the report.

Says Quaterra President and CEO Gerald Prosalendis: "We are pleased to have affirmation of Groundhog as a possible copper-gold porphyry system hosting mineralization similar to Pebble, and to have been provided with a roadmap for its exploration going forward. This year's program will involve the 3D inversion of the last year's ZTEM geophysical survey as recommended by the report. This will enable refinement and selection of high-priority targets for ground-based IP and drilling possibly next year if circumstances and the availability of funds enable it."

Groundhog is located on State of Alaska claims covering the northern extension of a 10-kilometer wide north-northeast trending structural zone that hosts a number of porphyry copper-gold prospects, including the Pebble project, which is approximately five kilometers south of the Groundhog claim boundary.

Says the report: "A sizable body of data has been collected designed to identify whether similar mineralization to that seen at the adjacent Pebble project exists at Groundhog. Mapping, limited drilling and geochronology have demonstrated the presence of similar aged rocks in a similar structural setting occur at Groundhog. The majority of attention has been focused on the southern portion of the property and significant areas of potential promising geochemistry around the Alpha and Beta magnetic anomalies remain unexplored."

The report recommends that continuing exploration efforts at the Groundhog project focus on refining targets defined by existing geophysical surveys. "Geophysics has proven to be an effective tool in identifying structures that host mineralization." The ZTEM survey completed in September 2019 should be the focus of additional data processing (3D modeling) and integration with the existing ground-based IP surveys in order to assist in prioritizing potential drill targets, it says.

"It is possible that some additional ground-based geophysical surveys (VIP and/or dipole-dipole IP lines) will be required in the final drill target selection, but ultimately success or failure at Groundhog will be determined by drilling intercepting porphyry Cu mineralization and that should be the priority of future exploration expenditures," says the report.

Quaterra reached an agreement with Chuchuna Minerals Company in 2017 whereby it has to provide $5 million over five years in exploration spending, later amended to six years, in order to earn a 90% interest in Groundhog. The Company is also required to pay a lump sum of $3 million at the end of the sixth year. Quaterra has no obligation to exercise its option and can terminate the agreement at its discretion annually. (All amounts are expressed in U.S. dollars). Chuchuna is the operator of the project and plans, implements and manages exploration field programs as set out in a budget and work plan approved by Quaterra. Chuchuna is an Alaskan company jointly owned by Kijik Corporation, the ANSCA village corporation for the community of Nondalton, and Alaska Earth Sciences, an Anchorage-based mineral exploration company.

The full Technical Report on the Groundhog Project is available on SEDAR at www.sedar.com and on the Company's website at www.quaterra.com

Qualified Person

Nicholas Van Wyck, Ph.D., CPG #10553, of Sisyphus Consulting, is the Qualified Person as defined by National Instrument 43-101 who prepared the technical report disclosed in this news release and has approved the scientific and technical content of this news release.

About Quaterra Resources Inc.

Quaterra Resources Inc. (TSX-V: QTA; OTCQB: QTRRF) is a copper exploration and development company with the primary objective of advancing its U.S. subsidiary's copper projects in the Yerington District, Nevada. It has the right to earn a 90% interest in the Groundhog copper-gold prospect, a 54,880-acre property situated on an established copper-gold porphyry belt 300 kilometers southwest of Anchorage, Alaska. Quaterra also has the right to purchase a 100% interest in 678 unpatented mining claims associated with the Butte Valley prospect, a large, partially explored porphyry copper-gold system located in eastern Nevada. The Company continues to look for opportunities to acquire copper projects on reasonable terms that have the potential to host large mineral deposits attractive to major mining companies.

On behalf of the Board of Directors,
Gerald Prosalendis, President and CEO
Quaterra Resources Inc.

For more information please contact:

Gerald Prosalendis, President and CEO
Quaterra Resources Inc.
250-940-3581

Tom Patton, Chairman
Quaterra Resources Inc.
604-641-2758

Disclosure note:

Some statements contained in this news release are forward-looking statements under Canadian securities laws and within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are identified in this news release by words such as "will", "may", "intends", "anticipates", "offers the potential", "suggests", "plans", and similar language, or convey estimates and statements that describe the Company's future plans, objectives, potential outcomes, expectations, or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. In particular, forward looking statements in this news release include that the Company will be able to finance exploration efforts and acquisition costs; that commodity markets and copper prices will improve; that mapping, sampling, IP and exploration drilling will be undertaken; that results will define mineralization or high grade zones; that historical and new exploration will support a resource on the property; and that the Groundhog assets have the potential to support mining operations. These statements are subject to risks and uncertainties which may cause results to differ materially from those expressed in the forward-looking statements. A summary of risk factors that apply to the Company's operations are included in our management discussion and analysis filings with securities regulatory authorities, and are publicly available on our website. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release